NEWS RELEASE
                               ------------
                  HIGHER SALES AND EARNINGS FOR LA-Z-BOY


MONROE, MI., February 5, 1997: For its 1997 fiscal third quarter ended January 25, 1997, La-Z-Boy Incorporated continued to improve its sales and profits compared to last year. This was the sixth consecutive quarterly im-provement. Third quarter sales rose 8% and net income per share increased $0.12 to $0.54.


FINANCIAL DETAILS
     THIRD QUARTER sales were $245 million vs. last year's $226 million, an increase of 8%. Third quarter operating profit rose 13% to $15.8 million vs. last year's $14.0 million. Net income rose 26% to $9.8 million vs. last year's $7.8 million. Net income per share increased 29% to $0.54 vs. $0.42 last year.

     For the NINE MONTHS ended 1/25/97 sales were up 6% to $718 million vs. $680 million. Operating profit rose 12% to $49.3 million vs. $44.2 million in last year's first nine months. Net income rose 18% to $29.7 million vs. $25.2 million. Net income per share was up 20% to $1.63 vs. $1.36.


CHAIRMAN COMMENTS
     La-Z-Boy Chairman and President Charles T. Knabusch said, "Third quarter sales were higher than our earlier expectations and are giving us more encouragement that fourth quarter sales could match the year to date increase."


COMMUNICATIONS AND MARKETING
     La-Z-Boy Incorporated recently launched its own website on the ever ex-panding World Wide Web. The site address is www.lazboy.com and is designed to provide product, decorating, company dealer locations and financial in-formation to consumers, shareholders and the investment community.

     The La-Z-Boy/Plymouth Road Home Sweepstakes is underway at all partici-pating La-Z-Boy residential dealers. Consumers can enter to win one of two 1997 Plymouth and Grand Voyager minivans along with other great La-Z-Boy product prize packages. Supported by print advertising in both Parade and Better Homes and Gardens magazines, the sweepstakes has been designed to generate retail traffic into participating La-Z-Boy retailers during January and February.


DIVIDENDS
     As announced earlier, La-Z-Boy's quarterly dividends were increased to $0.21 from $0.19 per share for shareholders of record 2/20/97 for payment 3/10/97.


REDUCTIONS TO SHARES OUTSTANDING
     Due to stock buybacks exceeding issuances of stock, the number of shares outstanding continued to decline at the end of the third quarter. Outstanding shares were 18.562 million at 4/95, 18.385 at 4/96, 18.207 at 7/96, 18.135 at 10/96 and 17.961 at 1/97.


MORE INFORMATION
     La-Z-Boy's 10-Q filing includes a full income statement, balance sheet, cash flow statement and additional management discussion. This information can be found in the SEC's EDGAR databases or at www.lazboy.com. See www.lzbcontract.com and www.hammary.com. for more information on these two of La-Z-Boy's six operating divisions.


NYSE & PSE:  LZB                       Contact:  Gene Hardy  (313) 241-4306

02/05/97     La-Z-Boy Incorporated Financial Information Release     1 of 3
                        CONSOLIDATED STATEMENT OF INCOME
                  (Amounts in thousands, except per share data)

                                      THIRD QUARTER ENDED  (UNAUDITED)
                               ---------------------------------------------
                                                            Percent of Sales
                               Jan. 25,   Jan. 27,  % Over  ----------------
                                 1997      1996    (Under)    1997    1996
                               --------  --------  -------   ------  ------
Sales                          $244,581  $226,354      8%    100.0%  100.0%
Cost of sales                   180,979   170,602      6%     74.0%   75.4%
                               --------  --------  -------   ------  ------
  Gross profit                   63,602    55,752     14%     26.0%   24.6%

S, G & A                         47,765    41,783     14%     19.5%   18.4%
                               --------  --------  -------   ------  ------
  Operating profit               15,837    13,969     13%      6.5%    6.2%

Interest expense                  1,096     1,217    -10%      0.4%    0.5%
Interest income                     430       390     10%      0.2%    0.2%
Other income                        639       436     47%      0.2%    0.1%
                               --------  --------  -------   ------  ------
  Pretax income                  15,810    13,578     16%      6.5%    6.0%

Income taxes                      6,009     5,794      4%     38.0%*  42.7%*
                               --------  --------  -------   ------   -----
  Net income                     $9,801    $7,784     26%      4.0%    3.4%
                               ========  ========  =======   ======   ======


 Average shares                  18,086    18,533     -2%

 Earnings per share               $0.54     $0.42     29%

 Dividends per share              $0.19     $0.19      0%


                                       NINE MONTHS ENDED  (UNAUDITED)
                               ---------------------------------------------
                                                            Percent of Sales
                               Jan. 25,   Jan. 27,  % Over  ----------------
                                 1997     1996    (Under)    1997    1996
                               --------  --------  -------   ------  ------
Sales                          $718,362  $680,431      6%    100.0%  100.0%
Cost of sales                   532,913   510,624      4%     74.2%   75.0%
                               --------  --------  -------   ------  ------
  Gross profit                  185,449   169,807      9%     25.8%   25.0%

S, G & A                        136,125   125,625      8%     18.9%   18.5%
                               --------  --------  -------   ------  ------
  Operating profit               49,324    44,182     12%      6.9%    6.5%

Interest expense                  3,300     4,118    -20%      0.5%    0.6%
Interest income                   1,260     1,330     -5%      0.2%    0.2%
Other income                      1,945     1,287     51%      0.3%    0.2%
                               --------  --------  -------   ------  ------
  Pretax income                  49,229    42,681     15%      6.9%    6.3%

Income taxes                     19,578    17,466     12%     39.8%*  40.9%*
                               --------  --------  -------   ------   -----
  Net income                    $29,651   $25,215     18%      4.1%    3.7%
                               ========  ========  =======   ======   ======


 Average shares                  18,168    18,509     -2%

 Earnings per share               $1.63     $1.36     20%

 Dividends per share              $0.57     $0.55      4%


* As a percent of pretax income, not sales.

02/05/97     La-Z-Boy Incorporated Financial Information Release     2 of 3
                          CONSOLIDATED BALANCE SHEET
                            (Dollars in thousands)

                                   Unaudited           Increase
                               ------------------     (Decrease)    Audited
                               Jan. 25,  Jan. 27,  --------------- April 27,
                                 1997      1996    Dollars  Percent   1996
                               --------  --------  -------  ------- -------
Current assets
  Cash & equivalents            $37,554   $42,830  ($5,276)    -12% $27,060
  Receivables                   177,933   170,576    7,357       4% 206,430
  Inventories
    Raw materials                41,235    42,623   (1,388)     -3%  37,274
    Work-in-process              39,868    37,071    2,797       8%  35,241
    Finished goods               33,010    32,423      587       2%  28,333
                               --------  --------  -------  ------- -------
      FIFO inventories          114,113   112,117    1,996       2% 100,848
      Excess of FIFO over LIFO  (21,928)  (22,925)     997       4% (21,656)
                               --------  --------  -------  ------- --------
        Total inventories        92,185    89,192    2,993       3%  79,192

  Deferred income taxes          19,732    19,841     (109)     -1%   19,271
  Other current assets            4,092     4,160      (68)     -2%    5,148
                               --------  --------  -------  ------- --------
    Total current assets        331,496   326,599    4,897       1%  337,101

Property, plant & equipment     115,167   116,098     (931)     -1%  116,199

Goodwill                         39,117    40,688   (1,571)     -4%   40,359

Other long-term assets           31,464    22,584    8,880      39%   23,887
                               --------  --------  -------  -------   ------
      Total assets             $517,244  $505,969  $11,275       2% $517,546
                               ========  ========  =======  ======= ========

                                   Unaudited           Increase
                               -----------------      (Decrease)    Audited
                               Jan. 25,  Jan. 27,  --------------- April 27,
                                 1997      1996    Dollars  Percent   1996
                               --------  --------  -------  -------  ------
Current liabilities
  Credit lines                       -       $280    ($280)    N/M      -
  Current portion - l/t debt     $4,625     5,658   (1,033)    -18%  $5,625
  Current portion - captl leases  2,067     2,198     (131)     -6%   2,114
  Accounts payable               33,941    33,187      754       2%  30,997
  Payroll/other comp             30,961    26,945    4,016      15%  34,609
  Estimated income taxes          2,741     3,361     (620)    -18%   5,572
  Other current liabilities      22,625    20,276    2,349      12%  17,601
                               --------  --------  -------  -------  ------
    Total current liabilities    96,960    91,905    5,055       6%  96,518

Long-term debt                   55,007    59,551   (4,544)     -8%  57,075

Capital leases                    2,679     4,684   (2,005)    -43%   4,219

Deferred income taxes             5,808     6,550     (742)    -11%   6,663

Other long-term liabilities      10,876     9,617    1,259      13%   9,695

Commitments & contingencies

Shareholders' equity
  17,960,888 shares, $1.00 par   17,961    18,538     (577)     -3%  18,385
  Capital in excess of par       27,733    27,867     (134)      0%  28,016
  Retained earnings             300,861   288,136   12,725       4% 297,750
  Currency translation             (641)     (879)     238      27%    (775)
                               --------  --------  -------  -------  ------
    Total shareholders' equity  345,914   333,662   12,252       4%  343,376
                               --------  --------  -------  -------  -------
      Total liabilities and
      shareholders' equity     $517,244  $505,969  $11,275       2% $517,546
                               ========  ========  =======  ======= ========

02/05/97  La-Z-Boy Incorporated Financial Information  Release  Page 3 of 3

OVERALL:
     Refer to today's press release for additional information.

GROSS PROFIT:
     Third quarter gross profit improved to 26.0% of sales from 24.6% of sales last year. Most of this increase was due to margin improvements at the England/Corsair, Canadian and La-Z-Boy Business Furniture Group divisions. Increased unit volume coupled with reduced material and overhead costs ac-counted for the majority of this improvement.

S, G & A:
     Third quarter S, G & A increased to 19.5% of sales vs. 18.4% last year primarily due to increased costs for employee bonuses and incentives. In addition, various selling related expenses increased and several one-time items occurred in the quarter including the costs of moving the Kincaid di-vision offices into a new building. S, G & A as a percent of sales is not expected to decline below last year's level in the fourth quarter.

INCOME TAXES:
     Third quarter income tax expense as a percent of pretax income was 38.0% vs. 42.7% last year. The Canadian division results for the quarter were favorable, reversing some of the unfavorable tax impacts recorded in prior quarters. The prior year Canadian division results were unfavorable, generating unfavorable tax impacts. In addition, the benefits of some efforts to reduce tax expense were recorded during the quarter. The Canadian division results are expected to remain favorable compared to last year in the fourth quarter and efforts to reduce tax expense will continue. As a result, the fourth quarter tax rate should be lower than the prior year.

OTHER LONG-TERM ASSETS:
     Other long-term assets increased 39% from last year. A major reason for the increase was an investment in the international area. Most of the remaining increase relates to various proprietary store related financing activities.